Exhibit 99.29

FOR IMMEDIATE RELEASE

Toronto Stock Exchange:  SLW

November 16, 2004

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.

SILVER WHEATON ANNOUNCES CDN$48 MILLION FINANCING

Vancouver, British Columbia: November 16, 2004 – Chap Mercantile Inc. (“Silver Wheaton”) (TSX: SLW) is pleased to announce that it has entered into an agreement with GMP Securities Ltd. and a syndicate of underwriters including Canaccord Capital Corporation, Orion Securities Inc., First Associates Investments Inc., Fort House Inc., Haywood Securities Inc., Salman Partners Inc., Scotia Capital Inc. and Sprott Securities Inc. which have agreed to purchase, on an underwritten basis, by way of private placement, an aggregate of 64 million units of Silver Wheaton at a price of Cdn$0.75 per unit for aggregate gross proceeds of Cdn$48 million.  The underwriters will also have the option to purchase up to an additional 16 million units at the issue price exercisable until 48 hours prior to the closing of the offering for additional gross proceeds of Cdn$12 million.  Each unit will be comprised of one Silver Wheaton common share and one-half of one common share purchase warrant of Silver Wheaton.  Each whole warrant will entitle the holder to purchase one Silver Wheaton common share at a price of Cdn$1.10 for a period of five years after the closing date.

The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the acquisition of 100% of all silver produced by Zinkgruvan Mining AB, a wholly-owned subsidiary of Lundin Mining Corporation (TSX: LUN), at its mining operations in Sweden, and for general corporate purposes.

Completion of the private placement is subject to receipt of all necessary regulatory and other approvals, including the approval of the Toronto Stock Exchange.  It is anticipated that closing of the private placement will occur on or about November 30, 2004.

Silver Wheaton has scheduled an annual and special meeting of its shareholders to be held on December 8, 2004 in Calgary, Alberta.  At this meeting, in addition to regular annual business, Chap intends to seek shareholder approval to (i) change its name to “Silver Wheaton Corp.”; (ii) consolidate its outstanding common shares on a one for five basis; and (iii) expand its board of directors.  Meeting materials were mailed to shareholders of Silver Wheaton on November 12, 2004.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.  The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements.

Cautionary Note Regarding Forward Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995:  Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to those with respect to the price of silver, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Silver Wheaton to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of silver, as well as those factors discussed in the section entitled “Risk Factors” in Silver Wheaton’s Filing Statement dated October 8, 2004 as filed with the securities regulatory authorities in Canada via SEDAR.  Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

For information contact:

Julia Hasiwar

Director, Investor Relations

(604) 696-3011